

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Ole Jensen
Chief Executive Officer
BMW Auto Leasing LLC
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677

      Re: BMW Auto Leasing LLC
          Financial Services Vehicle Trust
          Registration Statement on Form SF-3
          Filed November 9, 2021
          File Nos. 333-260903 and 333-260903-01

Dear Mr. Jensen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Meeks at 202-551-7146 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Structured Finance